Exhibit 99.1

ECO PLANET CORP.

Subscription Agreement

1.	Investment :

The undersigned (“Buyer”) subscribes for ____________ Shares of Common Stock of ECO PLANET CORP. at $0.15 per share.

Total subscription price ($0.15 times number of Shares): = $_____________________.

PLEASE MAKE CHECKS PAYABLE TO: ECO PLANET CORP.

2.	Investor information :

Name (type or print)	SSN/EIN/Taxpayer I.D.
E-Mail address:

Address

Joint Name (type or print)	SSN/EIN/Taxpayer I.D
E-Mail address:
Address (If different from above)

Mailing Address (if different from above):
	Street	City/State	Zip

Business Phone:	( )	Home Phone:	( )

3.	Type of ownership : (You must check one box)

☐	Individual	☐	Custodian for
☐	Tenants in Common	☐	Uniform Gifts to Minors Act of the State of: __________
☐	Joint Tenants with rights of Survivorship	☐	Corporation (Inc., LLC, LP) – Please List all officers, directors, partners, managers, etc.:
☐	Trust
☐	Community Property	☐	Other (please explain)

4.	Further Representations, Warrants and Covenants . Buyer hereby represents warrants, covenants and agrees as follows:

(a)	Buyer is at least eighteen (18) years of age with an address as set forth in this Subscription Agreement.

(b)	Except as set forth in the Prospectus and the exhibits thereto, no representations or warranties, oral or otherwise, have been made to Buyer by the Company or any other person, whether or not associated with the Company or this offering. In entering into this transaction, Buyer is not relying upon any information, other than that contained in the Prospectus and the exhibits thereto and the results of any independent investigation conducted by Buyer at Buyer’s sole discretion and judgment.

(c)	Buyer is under no legal disability nor is Buyer subject to any order, which would prevent or interfere with Buyer’s execution, delivery and performance of this Subscription Agreement or his or her purchase of the Shares. The Shares are being purchased solely for Buyer’s own account and not for the account of others and for investment purposes only, and are not being purchased with a view to or for the transfer, assignment, resale or distribution thereof, in whole or part. Buyer has no present plans to enter into any contract, undertaking, agreement or arrangement with respect to the transfer, assignment, resale or distribution of any of the Shares.

(d)	Subscriber acknowledges that Eco Planet Corp. is offering for sale a total of 800,000 shares of its common stock at a fixed price of $.15 per share and that there is no minimum number of shares that must be sold in order for the offering to close.

5. Acceptance of Subscription.

(a)	It is understood that this subscription is not binding upon the Company until accepted by the Company, and that the Company has the right to accept or reject this subscription, in whole or in part, in its sole and complete discretion. If this subscription is rejected in whole, the Company shall return to Buyer, without interest, the Payment tendered by Buyer, in which case the Company and Buyer shall have no further obligation to each other hereunder. In the event of a partial rejection of this subscription, Buyer’s Payment will be returned to Buyer, without interest, whereupon Buyer agrees to deliver a new payment in the amount of the purchase price for the number of Shares to be purchased hereunder following a partial rejection of this subscription.

6. Governing Law .

(a)	This Subscription Agreement shall be governed and construed in all respects in accordance with the laws of the State of Delaware without giving effect to any conflict of laws or choice of law rules.

IN WITNESS WHEREOF , this Subscription Agreement has been executed and delivered by the Buyer and by the Company on the respective dates set forth below.

INVESTOR SUBSCRIPTION ACCEPTED AS OF
day of ,
Signature of Buyer
ECO PLANET CORP.
Printed Name

Date	By:
President

 Deliver completed subscription agreements and checks to:

ECO PLANET CORP.

93 S Jackson St, #34786, Seattle, WA 98104-2818

Exhibit A

The Offering

Eco Planet Corp.,  (“EPC”) is offering, on a best efforts, self-underwritten basis, a maximum of 800,000 shares of its common stock at a price of $0.15 per share. The proceeds from the sale of the shares in this offering will be payable directly to Eco Planet Corp. All subscription agreements and checks are irrevocable and should be delivered to Eco Planet Corp., at the address provided on the Subscription Agreement.

There is no minimum number of shares that must be sold by us for the Offering to close, and we will retain the proceeds from the sale of any of the offered shares that are sold.   The offering will terminate on the earlier of: (i) the sale of all 800,000 shares or (ii) 180 days from the effective date of this document or any extension thereto; the Company having the right, in its sole discretion, to extend the initial offering period for an additional 90 days.

The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us Maximum of 800,000 shares

Use of proceeds

EPC will apply the proceeds from the offering to pay for accounting fees, legal and professional fees associated with the offering and to conclude its market research and develop[p its web site for the sale of green, environmentally friendly and alternative energy related products i.e. ecologically friendly products.

Termination of the offering

The offering will conclude when all 800,000 shares of common stock have been sold, or 180 days after this registration statement becomes effective with the

Securities and Exchange Commission. EPC may at its discretion extend the offering for an additional 90 days.

Risk factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists. Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading Market

None. While EPC intends to approach a market maker to file a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

The Company may not be able to meet the requirements for a public listing or quotation of its common stock. Further, even if the Company's common stock is quoted or granted listing, a market for the common shares may not develop.